Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended September 30, 2021 of CGI Inc. of our report dated November 9, 2021, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 Nos. 333-197742 and 333-220741 of our report dated November 9, 2021 referred to above.

/s/ PricewaterhouseCoopers LLP

Montréal, Quebec, Canada

December 17, 2021

    PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

    1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

    T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

    “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.